Mail Stop 4561

December 21, 2007

Juanming Fang
Emo Capital Corp.
115 He Xiang Road
Bai He Village, Qing Pu
Shanghai, China 200000

     Re: **Emo Capital Corp.**
          Amendment No. 1 to Registration Statement on Form SB-2
          Filed December 3, 2007
          File No. 333-145884

Dear Mr. Fang:

     We have reviewed your revised registration statement and have the following comment:

<u>Financial Statements</u>

1.   We note that the financial statements are now stale under Item 310 of Regulation S-B. Please provide updated financial statements and an updated consent of your independent public accountants with your amended registration statement.

     Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

          Sincerely,

          Mark P. Shuman
          Branch Chief – Legal

cc: <u>Via Facsimile (405) 843-6707</u>
       Mark A. Robertson
       Robertson & Williams
       Telephone: (405) 848-1944